SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549
                         ______________


                         SCHEDULE 14D-9
          Solicitation/Recommendation Statement Pursuant to
          Section 14(d)(4) of the Securities Exchange Act of 1934
                         (Amendment No. 3)

                         ______________


                         BRC HOLDINGS, INC.
                    (Name of Subject Company)

                         ______________

               MATADOR CAPITAL MANAGEMENT CORPORATION
                    EVERGLADES PARTNERS, L.P.
                         JEFFREY A. BERG
               (Name of Person(s) Filing Statement)

                         ______________

                    COMMON STOCK, $.10 PAR VALUE
                    (Title of Class of Securities)

                         227174-10-9
               (CUSIP Number of Class of Securities)

                         ______________

                    David Fink
                    Matador Capital Management Corporation
                    200 1st Avenue North
                    Suite 206
                    St. Petersburg, FL  33701
                    (813) 898-9300
     (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                         WITH COPIES TO:

     Leon P. Gold, Esq.            Carolyn S. Reiser, Esq.
     Proskauer Rose LLP            Shartsis, Friese & Ginsburg LLP
     1585 Broadway                 One Maritime Plaza
     New York, New York  10036          18th Floor
     (212) 969-3480                San Francisco, CA  94111
                                   (415) 421-6500





     This Amendment No. 3 amends the Solicitation/Recommendation Statement on
Schedule 14D-9 filed on November 4, 1998 by Matador Capital Management Corporation ("MCMC") and Jeffrey A. Berg, as previously amended (the "Schedule 14D-9"), in connection with a tender offer made by ACS Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Affiliated Computer Services, Inc., a Delaware corporation, to purchase 8,704,238 shares of common stock, par value $.01 per share (the "Shares"), of BRC Holdings, Inc. ("BRCP") disclosed in a Tender Offer Statement on Schedule 14D-1, dated October 23, 1998 (the "Offer").

     The following information supplements the Schedule 14D-9.


ITEM 3.  IDENTITY AND BACKGROUND

     On November 20, 1998, Everglades Partners, L.P. ("Everglades"), a beneficial owner of Shares of BRCP, acting through its nominee, demanded a copy of BRCP's stockholder list and related materials for the purpose of communicating with stockholders regarding the Offer and for other proper purposes. Everglades is an investment limited partnership. Everglades' business address is 103 Foulk Road, Suite 202, Wilmington, Delaware 19803. Jeffrey A. Berg is the President of the general partner of the general partner of Everglades. The general partner of Everglades has the authority to invest Everglades' funds in Shares and to vote and dispose of Shares and is entitled to allocations based upon assets under management and realized and unrealized gains. The general partner of Everglades has delegated its investment management responsibilities to MCMC.


ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     MCMC sent a letter, dated November 19, 1998, to the Board of Directors of BRCP proposing that the Board consider a recapitalization of BRCP to achieve a greater value for shareholders than the Offer provides. The letter included several analyses of a recapitalization prepared by MCMC with the assistance of Jefferies & Company, Inc. A copy of the letter is filed as
Exhibit 3 hereto.


ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 3. Letter, dated November 19, 1998, from MCMC to the Board of Directors of BRCP.












                         SIGNATURE

     AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND
BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE ANDCORRECT.


                              MATADOR CAPITAL MANAGEMENT CORPORATION

                              By:
                                   Jeffrey A. Berg, President




                              Jeffrey A. Berg



                              EVERGLADES PARTNERS, L.P.

                              By:  Matador Capital Management, L.P.,
                                   its general partner

                              By:  Everglades Capital Corporation,
                                   its general partner


                              By:_______________________________
                                   Jeffrey A. Berg, President




Date:  November 23, 1998

                                                        Exhibit 3


                              November 19, 1998


VIA FACSIMILE & FEDERAL EXPRESS
BOARD OF DIRECTORS
c/o Mr. Paul Stoffel, Chairman of the Board
c/o Jerrold Morrison, President, Chief Operating Officer
BRC HOLDINGS, INC.
1111 W. Mockingbird Lane, Suite 1400
Dallas, Texas  75247-5014

Dear Sirs:

As representative of holders of approximately 7% of the outstanding common stock of BRC Holdings, Inc. ("BRC" or the "Company"), we do not believe that the $19 per share tender ("Tender Offer" or "Offer") maximizes the value of our holdings. We were gratified to read in your amended 14D-9 that our view of BRC's value is shared by BRC's President and Chief Operating Officer, Jerry Morrison. Moreover, the amended 14D-9 provided by BRC indicates that in the recent past you have received several indications of interest in a business combination by several potential acquirers at levels in excess of $19 per share. We appreciate this further disclosure which we believe underscores our position that the BRC shareholders are being deprived of the full value of their BRC shares at the current Offer price of $19 per share.

The purpose of this letter is to not only share our disappointment that the BRC Board of Directors did not appear to pursue the alternatives to maximizing shareholder value presented by outside parties, but to also question whether the Board considered alternatives utilizing the Company's internal resources. Since your recent disclosure does not provide any analysis of a recapitalization performed by BRC or its financial advisors, we have felt compelled to undertake such an analysis on behalf of the shareholders. As part of its role as our exclusive financial advisor, Jefferies & Company, Inc. has assisted Matador in developing a recapitalization analysis for BRC. The conclusion we have drawn from this analysis is that the Company has the means to provide immediate value to its shareholders in excess of the $19 per share currently being offered by Affiliated Computer Services, Inc. ("Affiliated"). As such, it is clear that the BRC shareholders are being offered a discount to the underlying value of their shares rather than a premium which is normally required in a change of control transaction.

Recapitalization Analysis
Matador has closely followed BRC's financial results over the last 18 months. Based on guidance from both the senior management and operating management of BRC, we have built a detailed financial model to project the Company's financial results through the year 2000. According to our earnings model, we estimate that net income and earnings per share will be $15.4 million and $1.07, respectively, in 1999 and $17.8 million and $1.24, respectively, in 2000. Both analyses assume 14.33 million fully diluted shares. Applying the $19 Offer to these forward EPS estimates yields an implied P/E multiple of approximately 17.8x in 1999 and approximately 15.3x in 2000.

The recapitalization analysis that we undertook with Jefferies assumes the Company deploys its excess cash to repurchase common stock through a Dutch Tender Offer (the "Dutch Tender"). In our analysis, we examined alternative Dutch Tender scenarios whereby: (i) the aggregate amount of shares being repurchased ranged from 3.0 to 4.0 million shares and (ii) the repurchase price ranged from $20.00 to $22.00 per share. We also focused on one possible Dutch Tender scenario within the aforementioned range whereby the Company would repurchase 3.5 million shares at a price of $20.50 per share.

In the first part of our analysis, we based our calculations on BRC's implied P/E multiple. However, after effecting such a recapitalization, the Company, without being burdened by such a large amount of excess cash, should begin to be valued more closely to its peer group of comparable companies. So we also performed our calculations using the representative P/E for BRC's comparable universe. To perform a comparable company analysis, we reviewed the results of the following companies which we believe to be comparable to
BRC: Affiliated Computer Services, Inc., American Management Systems, Computer Management Sciences, F.Y.I. Incorporated, Keane, Inc., Lason,
Inc., Maximus, Inc., SPR, Inc., Superior Consultant Holdings Corporation and Systems & Computer Technology Corporation. We have determined that the trimmed mean 1999E P/E for the comparable universe is approximately
20.5x (note: the trimmed mean excludes the highest and the lowest values of the group).

The general results of our recapitalization analysis follow:

                                      Value of              Weighted
# Shares            Repurchase        Remaining             Value per                  % Increase
Repurchased         Price             Shares                Share(3)               over Offer(4)

3.5 million(1)      $20.50           $20.85-$21.45            $20.78-$21.26       9.4%-11.9%
3.0-4.0 million(1)  $20-$22          $20.15-$22.14            $20.11-$22.11      5.9%-16.4%
3.0-4.0 million(2)  $20-$22          $23.03-$24.90            $22.50-$24.22      18.4%-27.5%

Notes:  (1)    Value of Remaining Shares is based on the pro forma EPS
               (which takes into account both the decrease in the fully diluted shares and the decrease in cash following the recapitalization) and the implied P/E multiples of 17.8x in 1999 and 15.3x in 2000.
        (2)    Value of Remaining Shares is based on the pro forma EPS
               and the trimmed mean P/E multiple for the comparable universe of 20.5x.
        (3)    Weighted Value per Share assumes all shareholders participate in the repurchase on a pro rate basis. The Weighted Value is the weighted average of the Repurchase Price and the Value of Remaining Shares.
        (4)    Based on Weighted Value per Share.

You should note that all of our recapitalization scenarios assumed that the current cash balance is reduced by the merger termination fees and expenses totaling $13 million which are potentially due to Affiliated in the event of a recapitalization transaction.


Conclusion
Did the Board consider a recapitalization scenario such as the one outlined above or any other comparable scenario prior to making the decision to sell the Company? We believe that if the Board had considered such an alternative, it would have reached a much different conclusion as to how to maximize shareholder value. The Offer of $19 per share is clearly not a maximization of shareholder value. Rather than providing a premium to the shareholders, which is generally the case in change of control transactions, the shareholders are being asked to accept a substantial discount from the value that can be realized by the Company via a recapitalization, the minimum value a shareholder should be asked to accept.

Since this recapitalization scenario is a viable alternative to the current Offer, we request that you amend your schedule 14D-9 to include the full text of this letter and distribute it so all shareholders can benefit from this information. We have discussed the highlights of this analysis with other large shareholders and intend to make the results of this analysis public if your schedule 14D-9 is not amended as requested.

We would be happy to discuss this and other alternatives for maximizing shareholder value with you. Thank you for your prompt attention to this matter.

                           Sincerely,

                           Matador Capital Management Corporation

                           By: /s/ Jeffrey A. Berg
                                Jeffrey A. Berg, President